SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARKANOVA ENERGY CORP
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

040732 109
(CUSIP Number)

PIERRE MULACEK
2441 High Timbers Drive, Suit 120
The Woodlands, Texas 77380
281.298.9555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040732 109

1	NAME OF REPORTING PERSONS Aton Select Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Aton Select Fund Limited is a company incorporated pursuant to the laws of British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,512,199
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 3,512,199
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,512,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% based on 43,309,367 shares of common stock outstanding as of October 27, 2010
14	TYPE OF REPORTING PERSON CO

2

Item 1. Security and Issuer

This statement is being filed on behalf of Aton Select Fund Limited (“Aton”), relating to the shares of common stock, par value $0.001 per share, of Arkanova Energy Corp. (“Arkanova”), a corporation incorporated under the laws of the State of Nevada. The principal executive office of Arkanova is located at 2441 High Timbers Drive, Suite 120 The Woodlands, Texas 77380.

Item 2. Identity and Background

(a)	This statement is filed by Aton.

(b)	The business address of Aton is Aeulestrasse 5, P.O. Box 470, 9490 Vaduz, Liechtenstein.

(c)	Aton’s principal business is Financial.

(d)	During the last five years, Aton has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Aton has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 5, 2009, a wholly owned subsidiary of Arkanova, Arkanova Acquisition Corporation (“Acquisition”), entered into a Loan Consolidation Agreement and a Note Purchase Agreement (the “Note Purchase Agreement”) with Aton pursuant to which Acquisition issued a $12,000,000 promissory note (the “Note”) in exchange for the loan by Aton to it of an additional $1,168,729.17 (the “Additional Loan”), plus the cancellation previously issued promissory notes in the original principal amount of 10,012,500.

The Note bears interest at the rate of 6% per annum and is due and payable on September 30, 2011. Interest on the Note is payable 10 days after maturity in shares of our common stock.  The number of shares of our common stock payable as interest on the promissory note will be determined by dividing $720,000 by the average stock price for our common stock over the 15 business day period immediately preceding the date on which the promissory note matures.

As additional inducement to Aton to make the Additional Loan and to consolidate the existing loans under a new promissory note, Acquisition delivered 821,918 shares of our common stock to Aton in payment of half of the unpaid interest due under the existing loans and agreed to deliver to Aton on the first anniversary of the execution of Note such number of shares of our unregistered common stock as shall be determined by dividing $240,000 (i.e., the remaining amount of unpaid interest due under the existing loans) by the average stock price for our common stock over the 15 business day period immediately preceding such first anniversary date.  Acquisition also delivered to Aton an additional 900,000 shares of our common stock in order to honor its obligation under one of the previously issued promissory notes.

On October 26, 2010, Arkanova issued 3,512,199 shares to Aton in satisfaction of its obligation to issue shares on the first anniversary of the execution of the Note Purchase Agreement.

Item 4. Purpose of the Transaction

Aton acquired the securities of Arkanova for investment purposes.  Depending on market conditions and other factors, Aton may acquire additional securities of Arkanova, whether in open market purchases, privately negotiated transactions or otherwise. Aton will be issued additional security on September 30, 2011, being the maturity date of the Note. Aton also reserves the right to dispose of some or all of the securities of Arkanova in the open market, in privately negotiated transactions to third parties or otherwise.

Aton expects to evaluate on an ongoing basis its investment in Arkanova, and may from time-to-time acquire additional or dispose of securities of Arkanova (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding Arkanova or the securities held by Aton to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.  Aton may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this statement, Aton has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of Arkanova, or the disposition of securities of Arkanova;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arkanova or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Arkanova or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Arkanova, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Arkanova;

(f)
Any other material change in Arkanova’s business or corporate structure, including but not limited to, if Arkanova is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in Arkanova's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Arkanova by any person;

(h)
Causing a class of securities of Arkanova to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Arkanova becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of Arkanova beneficially owned by Aton is 3,512,199 shares of common stock, or approximately 8.1% of Arkanova , based on 43,309,367 shares of common stock outstanding as of October 27, 2010.

(b)	Aton has the sole power to vote or direct the vote, and to dispose or direct the disposition of 3,512,199 shares of common stock of Arkanova.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced in Item 3, to the knowledge of Aton, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Arkanova, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 6, 2010

ATON SELECT FUND LIMITED

/s/ David Dawes
Signature

David Dawe, Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

4